SILVER STANDARD RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2007

We are a company focused on the acquisition, exploration and development of silver-dominant projects, with a portfolio of core properties in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States.  Our strategy is to acquire, hold and advance high quality geopolitically diverse silver-dominant projects with defined resources in anticipation of higher silver prices. Our common stock is quoted on the Nasdaq Global Market under the trading symbol SSRI and on the Toronto Stock Exchange under the symbol SSO.

This management discussion and analysis (“MD&A”) of the unaudited consolidated operating results and financial condition of the company for the nine months ended September 30, 2007 and 2006 is prepared as of November 6, 2007 and should be read in conjunction with the Consolidated Financial Statements and the related notes thereto and in conjunction with the MD&A for the year ended December 31, 2006, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.  Additional information relating to us, including our annual information form, is available on our website at www.silverstandard.com, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

THIRD QUARTER FINANCIAL HIGHLIGHTS

•
The Company ended the quarter with working capital of $140.4 million, including $108.7 million of cash with no debt, based on net book value.  At market price for silver bullion, working capital would be $151.2 million.

•
The Company incurred total expenditures of $26.1 million at various properties during the quarter.  Significant expenditures included $10.0 million in construction and mining equipment cost and $2.1 million in exploration at the Pirquitas property in Argentina, $5.3 million for exploration at the Pitarrilla property in Mexico, $2.9 million for exploration at the San Luis property in Peru, and $2.8 million for exploration at the Snowfield property in Canada.

•
The Company recorded a loss for the quarter of $12.9 million or $0.21 per share, which includes non-cash stock based compensation expense of $4.5 million; a write-down of $4.0 million to reflect the change in the estimated fair value of asset-backed commercial paper as a result of the current market liquidity disruption;

a $2.0 million foreign exchange loss on US funds held due to the strengthening of the Canadian dollar; and an unrealized loss of $1.9 million reflecting the change in fair value of foreign exchange contracts which the Company entered into during the quarter to limit its exposure to foreign currency fluctuations between the US and Canadian dollar.

THIRD QUARTER FINANCIAL RESULTS

For the quarter ended September 30, 2007, the Company recorded a net loss of $12,899,000 or $0.21 per share compared to net earnings of $2,695,000 or $0.04 per share in the third quarter of 2006.  For the year to date, we have a net loss of $19,436,000 or $0.31 per share compared to net earnings of $18,083,000 or $0.31 per share in the third quarter of 2006.  The earnings in the prior year relate primarily to a gain of $35 million from the sale of a property joint venture interest.  A discussion on the various components of the expense and income items compared to the prior year follows:

	Three Months Ended September 30		Nine Months Ended September 30
Exploration and mineral property costs	2007 $(000)	2006 $(000)	2007 $(000)	2006 $(000)
Property examinations and exploration	3	40	61	207
Reclamation and accretion	121	96	286	1,769
	124	136	347	1,976

Exploration for the quarter was $3,000 compared to $40,000 in the prior year reflecting reduced generative activity in Peru.  For the nine months, generative exploration was $61,000 (2006 – $207,000) and of this total, $26,000 (2006 - $67,000) was spent in Mexico and $30,000 (2006 - $127,000) was spent in Peru.

Reclamation and accretion expense was $121,000 during the quarter compared to $96,000 expended during the third quarter of the prior year.  For the nine months ending September 30, 2007, reclamation and accretion expense was $286,000 compared to $1,769,000 in the comparable period of 2006.  In the third quarter of 2006, the Company recorded a $1,522,000 expense relating to the Silver Standard Mine property in northern British Columbia.

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
	$(000)	$(000)	$(000)	$(000)
Expenses
Salaries and employee benefits	596	291	1,651	1,179
Salaries and employee benefits - stock based
compensation	4,021	1,082	8,937	2,165
Depreciation	100	24	228	62
Professional fees	143	254	454	552
General and administration - other	988	638	3,722	2,076
General and administration - stock-based
compensation	510	230	1,810	648
Foreign exchange loss	1,998	8	2,383	206

	8,356	2,527	19,185	6,888

Total expenses for the quarter were $8,356,000 and this compares to $2,527,000 for the comparable quarter of 2006 and for the year to date, expenses were $19,185,000 compared to $6,888,000.

Salaries and employee benefits were $596,000 for the current quarter compared to $291,000 in the comparable quarter of the prior year. During the quarter, additional senior staff was hired as the Company is continuing its transition to a producing company.  For the nine months ended September 30, 2007, salary and employee benefit costs were $1,651,000 compared to $1,179,000 in the prior year.

Professional fees for the current quarter were $143,000 compared to $254,000 in the comparable quarter of the prior year.  For the nine months ended September 30, 2007, professional fees were $454,000 compared to $552,000 in the prior year.  Last year’s fees were higher due to the first year work required to comply with our initial SOX requirements.

General and administrative costs for the current quarter were $988,000 compared to $638,000 in the comparable quarter of 2006.  During the quarter, a donation of shares was made to an education institution in the amount of $325,000.  The $350,000 increase in the current quarter over the comparable period relates to consulting fees for financial advice and placement agencies for the search for new senior employees, higher travel, donations and mailing costs relating to our annual report.  For the nine months ended September 30, 2007, costs were $3,722,000 compared to 2,076,000 in 2006.  The $1,646,000 increase from the comparable period in 2006 relates to higher consulting costs, recruitment fees for senior staff, donations, as well as computer expenses.

Stock-based compensation expense was $4,531,000 for the quarter ended September 30, 2007, compared to $1,312,000 in the comparable period of 2006.  For the year to date, stock-based compensation was $10,747,000 compared to $2,813,000 in 2006.  The large increase in the current year’s expense relates to more options outstanding and the amortization of calculated option values over their respective vesting period.  Of the current year’s expense, $8,937,000 (2006 - $2,165,000) relates to options granted to employees and $1,810,000 (2006 - $648,000) relates to options granted to directors and consultants.

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
	$(000)	$(000)	$(000)	$(000)
Other income (expenses)
Investment income	1,212	2,138	5,763	3,741
Gain on sale of marketable securities	-	-	-	371
Unrealized loss on financial instruments
held-for-trading	(1,860)	-	(2,176)	-
Write-up (down) of investments	-	3,090	-	(12,708)
Write-down of other investments	(4,000)	-	(4,000)	-
Gain on sale of joint venture interest	-	-	-	35,390
Gain on sale of mineral property	230	150	510	173
Loss on disposal of property, plant, and equipment	(1)	(20)	(1)	(20)

	(4,419)	5,358	96	26,947

Investment income for the quarter was $1,212,000 compared to $2,138,000 for the comparable quarter of 2006.  For the nine months, investment income was $5,763,000 compared to $3,741,000 in the same period of the previous year.  The increased investment income is due to more funds available for investment.  The $1,860,000 unrealized loss on financial instruments held-for-trading recorded in the current quarter primarily relate to the re-valuation of foreign exchange options that were acquired during the third quarter.  For the nine months ended September 30, 2007, the unrealized loss was $2,176,000.  Write-down of other investments in the quarter of $4,000,000 relates to the impairment in estimated fair value of our investment in Canadian asset-backed commercial paper, which is further discussed in “Other investments” in the liquidity section below.

Summary of quarterly results

The following table sets forth selected quarterly financial information for each of our last eight quarters:

Quarter ended (unaudited)	Total Revenues $(000)	Income (Loss) $(000)		Earnings (Loss) Per Share $
September 30, 2007	nil	(12,899)	(1)	(0.21)
June 30, 2007	nil	(4,972)		(0.08)
March 31, 2007	nil	(1,565)		(0.03)
December 31, 2006	nil	(1,701)	(2)	(0.02)
September 30, 2006	nil	2,695	(3)	0.04
June 30, 2006	nil	16,469	(4)	0.28
March 31, 2006	nil	(1,081)		(0.02)
December 31, 2005	nil	(3,908)	(5)	(0.07)

Explanatory notes:

(1)
Includes $4,531,000 in non-cash expenses related to values assigned to stock options, 4,000,000 write-down in fair value of asset-backed commercial paper, $2,000,000 foreign exchange loss and a $1,929,000 loss on the fair value of foreign exchange contracts.

(2)	Includes $10,187,000 in non-cash expenses relating to values assigned to stock options and $9,722,000 in gains on sale and write-ups of marketable investments.
(3)	Includes a $3,090,000 write-up of investments and $2,138,000 of interest income.
(4)	Includes a $35,390,000 gain on sale of joint venture interest and a $15,860,000 write-down of investments.
(5)	Includes $2,986,000 in non-cash expenses relating to values assigned to stock options.

FINANCIAL POSITION AND LIQUIDITY

Operating Activities

Cash flows used in operations in the third quarter were $3,931,000 compared to an inflow of $1,148,000 in the comparable period in 2006.  The difference is mainly due to the timing of changes in non-cash working capital items and lower investment income. For the nine months ended September 30, 2007, cash flows used in operations were $5,830,000 compared to $1,220,000 in the same period of the prior year.

Financing Activities

During the current quarter, $1,008,000 was received from the exercise of stock options compared to $1,589,000 in the prior year.  For the nine months ended September 30, 2007, there were no warrants exercised compared to $25,653,000 in warrants exercised in 2006.  A public offering in the same period of 2006 raised an additional $182,663,000.

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
	$(000)	$(000)	$(000)	$(000)

Exercise of stock options	1,008	1,589	7,324	5,814
Exercise of warrants	-	-	-	25,653
Public offering	-	-	-	182,663

	1,008	1,589	7,324	214,130

Investing Activities

Mineral Properties

Total expenditures incurred in mineral properties during the quarter was $16,133,000 compared to $9,150,000 in the comparable quarter of the prior year.  The total expenditures on mineral properties for the year to date are $31,305,000 compared to $30,246,000 in the prior year.  A summary by mineral property follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
	$(000)	$(000)	$(000)	$(000)

Berenguela	77	77	105	2,044
Bowdens	170	253	312	424
Candelaria	51	119	249	297
Challacollo	1,028	151	1,178	323
Diablillos	1,261	99	2,071	281
Pirquitas	2,089	3,465	4,273	6,907
Pitarrilla	5,292	2,333	12,577	11,941
San Luis	2,893	277	6,540	678
Shafter	54	106	197	330
Snowfield	2,757	1,543	3,013	1,624
Veta Colorada	(21)	43	130	4,282
Other	482	684	660	1,115

	16,133	9,150	31,305	30,246

The above table reflects cash and accrued expenditures incurred by property.  It does not include the value of shares issued for mineral properties and other non-cash charges.

Pirquitas

A total of $12,046,000 was spent at the Pirquitas property in Argentina during the quarter, which includes $2,089,000 in exploration activities and $9,957,000 in mine construction and mining equipment.

Pirquitas Project development is progressing well and the project is on schedule for commissioning in the fourth quarter of 2008.  Both the operations and construction management teams are complete and fully recruited.

The mining fleet has been delivered to site and an intensive mining fleet operator program has been completed.  The operations team is now conducting site preparation works for construction and developing access ways in preparation for pre-stripping the open pit and mine waste disposal.

The construction team and EPCM contractor have commenced mobilization to site, and site civil works and construction of the gas pipeline have commenced.

A new resource estimate and  updated reserve reflecting higher metal prices than the historical 2006 reserve (US$9.35/oz silver, US$3.65/lb tin and US$1.00/lb zinc vs. US$5.35/oz silver, US$2.76/lb tin and US$0.42/lb zinc) are nearing completion.  The Company will be updating the capital estimate for the project as detailed engineering  progresses.

San Luis

A total of $2,893,000 was spent at the San Luis property in Peru during the quarter compared to $277,000 in the comparable period of 2006.

Infill diamond drilling on the Ayelen Vein has been completed at the project held by a joint venture with Esperanza Silver Corporation.  An initial resource estimate will be completed in the fourth quarter of 2007.

Permitting is underway for an underground development program on the Ayelen Vein and for a significant regional drill program on the remainder of this largely unexplored 250 sq. km mineral concession.  Underground development and feasibility work is expected to commence in early 2008.

The Company currently holds a 55% interest in the San Luis project and has elected to increase its interest to 70% by completing a feasibility study.  The Company may increase its interest in the San Luis project to 80% by placing the project in production.

Pitarilla

A total of $5,292,000 was spent on our Pitarrilla property in Mexico during the current quarter compared to $2,333,000 in the comparable period of 2006.

Infill drilling of the Breccia Ridge Zone is ongoing and continues to intersect significant silver and base metal mineralization in the favorable host horizons.  Additional drills are testing extensions of Breccia Ridge as well as nearby zones at depth, with a total of six drills turning on the property.  The extensive surface drilling and ongoing metallurgical work during 2007 will lead to commencement of a feasibility study late this year.  Work on the three kilometer-long underground ramp to access the high grade silver and base metal mineralization of the Breccia Ridge Zone has commenced and the ramp is expected to be completed in the second half of 2008.

Diablillos

A total of $1,261,000 was spent at the wholly-owned Diablillos silver-gold project in Argentina during the quarter compared to $99,000 in the comparable period of 2006.

The Company is continuing a 15,000 meter program of diamond drilling at the property.  The objective of the program is to better define the inferred resource of 93.8 million ounces of silver resources and 815,000 ounces of gold resources, with an updated resource estimate anticipated in the first quarter of 2008.

Snowfield

A total of $2,757,000 was spent at the wholly-owned property in Canada during the quarter compared to $1,543,000 in the comparable period in 2006.

Drilling has been completed for the year on the property.  In 2006, the Company reported an initial measured and indicated gold resource of 2.35 million ounces and an inferred resource of 655,000 ounces, with mineralization remaining open in all directions.  An updated resource estimate for Snowfield is anticipated in the first quarter of 2008.

Challacollo

A total of $1,028,000 was spent on the Challacollo property during the quarter compared to $151,000 in the comparable period in 2006. All expenditures relate to drilling activities on the property during the period.

Liquidity

With the Company’s cash position and the market value of its silver bullion and marketable securities, the Company had approximately $151 million of working capital as at September 30, 2007 and no long-term debt.  This strong position has allowed the Company to proceed with our exploration programs and construction of the Pirquitas mine.  The Company continues to have discussions with various lenders for third party funding of a portion of construction costs at the Pirquitas mine.

Cash

As at September 30, 2007, the Company had a cash balance of $108,737,000.  This compares to a cash balance of $190,163,000 at the beginning of the quarter.  The majority of the decrease is attributed to the re-allocation of Canadian asset-backed commercial paper of $57,102,000 from cash and cash equivalents to other investments as discussed below.

Silver Bullion

The Company holds 1,953,985 ounces of silver bullion carried at $15,787,000.  The average cost of these ounces was $8.08 (US$5.85) per ounce.  The market value at September 30, 2007 for our bullion was $26,573,000.  This represents an unrealized gain of $10,786,000.

Marketable Securities

The Company holds shares and share purchase warrants in a number of publicly-traded companies at fair value of $30,469,000 as at September 30, 2007.

Other Investments

As at September 30, 2007, the Company had a total of $57,102,000 invested in Canadian asset-backed commercial paper (ABCP), of this amount, $45,850,000 had matured as at September 30, 2007 and $11,252,000 matured on October 11, 2007.   At the dates at which the Company acquired the investments, the non-bank sponsored ABCPs were rated R-1 high by DBRS Limited (“DBRS”), the highest credit rating for commercial paper. During the month of August 2007, the ABCP market experienced liquidity issues; as a result, the Company’s ABCP investments have not yet been repaid.   These ABCP investments are classified as non-current Other Investments after initially being recorded as cash and cash equivalents.

On September 6, 2007, a Pan Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed.  The Committee has retained legal and financial advisors to oversee the proposed restructuring process.  On October 16, 2007, a successful restructuring of the first of 22 conduits was announced, and recovery is anticipated to be 100% of the investments less restructuring costs.  The Committee is currently working towards a proposal to restructure all of the remaining conduits, which is expected to be completed in December 2007.

Given there is objective evidence of impairment, a write-down of $4,000,000 was recorded in the period representing the difference between the estimated fair value and the cost of the ABCP investments.  As there was no market data available, we estimated the fair value of ABCP investments by discounting the expected future cash flow according to the probability of recoverability of principal and interest. There is currently no certainty regarding the outcome of the restructuring process, it is reasonably possible that the actual timing and amount ultimately recovered may differ materially from this estimate.

The remainder of the company's funds is held in short-term deposits, banker acceptances and government backed commercial paper. Silver Standard's planned activities are not impacted by this, and the Company has sufficient cash to meet its current development and exploration plans for 2007 and well through 2008.

Foreign Exchange Options

In August 2007, the Company entered into various foreign exchange option agreements to manage the foreign currency exposure related to anticipated mine construction costs for the Pirquitas project.  These option agreements are classified as “held-for-trading” financial instruments.  As such, these derivative financial instruments are recorded at fair value based on their quoted market price with movements in fair value recorded in the Consolidated Statement of Loss.  During the nine-month period ended September 30, 2007, the Company recorded an unrealized loss of $1,929,000 on these instruments based on mark-to-market adjustments.

ADDITIONAL DISCLOSURES

Disclosure Controls and Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financing arrangements.

Related Party Transactions

During the nine months ended September 30, 2007, we recorded administrative, technical services and expense reimbursements of $275,000 (2006 - $258,000) from companies related by common directors or officers.  At September 30, 2007, accounts receivable included $44,000 (2006 - $32,000) from these related parties.  Any amounts due from related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement with related parties are at normal business terms.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  Our accounting policies are described in note 2 of our 2006 audited annual financial statements.

Mineral Property Costs

We regularly review the net carrying value of each mineral property for conditions that suggest impairment.  This review requires significant judgment where we do not have any proven and probable reserves that would enable us to estimate future cash flows to be compared to the carrying values.  Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the company has significant funds to be able to maintain its interest in the mineral property.

Where we do have proven and probable reserves, as is now the case at our Pirquitas property, the expected undiscounted future cash flows from an asset are compared to its carrying value.  These future cash flows are developed from models using assumptions that reflect the long-term operating plans for an asset given our best estimate of the most probable set of economic conditions.  Commodity prices used reflect market conditions at the time the models are developed.  These models are updated from time to time, and lower prices are used should market conditions deteriorate.  Inherent in these assumptions are significant risks and uncertainties.

Stock-based compensation

We provide compensation benefits to our employees, directors, officers and consultants through a stock option plan.  The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model.  Expected volatility is based on historical volatility of our stock.  We utilize historical data to estimate option exercises and termination behaviour with the valuation model.  The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.  Actual results may differ materially from those estimates based on these assumptions.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans.  These estimates are based on engineering studies of the work that is required by environmental laws or public statements by management which results in an obligation.  These estimates include an assumption on the rate at which costs may inflate in future periods.  Actual costs and the timing of expenditures could differ from these estimates.

Income and Resource Taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions.  In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities.  We also make estimates of the future earnings which affect the extent to which potential future tax benefits may be used.  We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view.  These differences may affect the final amount or the timing of the payment of taxes.  When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Other Investments

The Company has invested in Canadian asset-backed commercial paper (“ABCP”), the market of which experienced liquidity issues in August 2007.  As a result, the Company’s ABCP investments have not yet been repaid.  On September 6, 2007, a Pan Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed with legal and financial advisors to oversee the proposed restructuring process.  As there was no market data available, we estimated the fair value of ABCP investments by discounting the expected future cash flow according to the probability of recoverability of principal and interest.  There is currently no certainty regarding the outcome of the ABCP restructuring process, it is reasonably possible that the actual timing and amount ultimately recovered may differ materially from the estimate.

Outstanding Share Data

Our authorized capital consists of an unlimited number of common shares without par value.  As at November 6, 2007, the following common shares, options and share purchase warrants were outstanding.

	Number of Shares	Exercise Price $	Remaining Life (years)
Capital stock	62,396,041
Stock options	4,298,100	12.85 – 40.62	1.2 – 4.8
Fully diluted	66,694,141

Risks and Uncertainties

We are a company focused on the acquisition, exploration and development of silver-dominant projects and are exposed to a number of risks and uncertainties that are common to other companies in the same business.  Some of these risks have been discussed elsewhere in this report and are discussed in detail in the MD&A for the year ended December 31, 2006.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that our mineral exploration activities will result in any discoveries of new bodies of commercial ore.  There is also no assurance that if commercial ore is discovered that the ore body would be economical for commercial production.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skills of the exploration personnel involved.  The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond our control.  Some of these factors are the attributes of the deposit, commodity prices, government policies and regulations and environmental protection.

Reserve and Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The measured and indicated and inferred resource figures set forth by us are estimates and there is no certainty that the measured and indicated levels of silver and other metals will be realized.  Declines in the market price for silver and other metals may adversely affect the economics of a reserve and may require us to reduce its estimates.

Metal Price and Exchange Rate Volatility

The market price for silver and other metals is volatile and cannot be controlled.  There is no assurance that if commercial quantities of silver and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals.  The cost of exploration and future capital and operating costs are affected by foreign exchange rate fluctuations.  In particular, any appreciation in the currencies of the countries where we carry out exploration or development activities will increase our costs of carrying on operations in such countries.  In addition, as we maintain our bank accounts primarily in Canadian and U.S. dollars, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent that we hold funds in U.S. dollars.

CAUTION ON FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as ‘‘expects’’, ‘‘anticipates’’, ‘‘plans’’, ‘‘projects’’, ‘‘estimates’’, ‘‘assumes’’, ‘‘intends’’, ‘‘strategy’’, ‘‘goals’’, ‘‘objectives’’, ‘‘potential’’ or variations thereof, or stating that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be ‘‘forward-looking statements’’. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production at our mineral exploration properties; risks and uncertainties associated with new mining operations; risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs; our history of losses and expectation of future losses; differences in U.S. and Canadian practices for reporting resources; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; unpredictable risks and hazards related to the development and operation of a mine or mine property; commodity price fluctuations; risks related to governmental regulations, including environmental regulations; risks related to delay or failure to obtain required permits, or non-compliance; increased costs and restrictions on operations due to compliance with environmental laws and regulations; risks related to reclamation activities on our properties; uncertainties related to title to our mineral properties; risks related to political instability and unexpected regulatory change; our ability to successfully acquire additional commercially mineable mineral rights; currency fluctuations; increased competition in the mining industry for properties and qualified personnel; risks related to some of our directors’ and officers’ involvement with other natural resource companies; and our ability to attract and retain qualified personnel and management.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Risks and Uncertainties”.  Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.